    Exhibit 99.1

PRESS RELEASE

ASPEN APPOINTS NEW DIRECTOR

8 March 2023

Hamilton, Bermuda – Aspen Insurance Holdings Limited (“Aspen”) is pleased to announce the appointment of David Altmaier to its Board as a Non-Executive Director, subject to receipt of any required regulatory approvals.

David was previously the Commissioner of Insurance for the State of Florida, leading the Office of Insurance Regulation (“OIR”) between April 2016 and December 2022. David started at the OIR in 2008, serving in a number of increasingly senior roles, including as Director of Property & Casualty Financial Oversight and, prior to assuming the role of Commissioner, as Deputy Commissioner of Property and Casualty Insurance.

Amongst other market leadership roles, David was a member of Florida’s Blockchain Task Force and, during the COVID-19 pandemic, was selected as a member of Florida’s Re-Open Florida Task Force Industry Working Group on Agriculture, Finance, Government, Healthcare, Management and Professional Services.

David has also held multiple leadership positions within The National Association of Insurance Commissioners, most recently as President.
Group Chief Executive Officer and Chairman, Mark Cloutier, said of his appointment: “I am delighted to welcome David to the Board of Aspen. His extensive regulatory experience and standing in the industry will make him an excellent addition to our Board of Directors. I look forward to working with him, and our fellow directors, as we continue to strengthen Aspen’s position within the market.”

-Ends-

For further information:

Media

Cecile Locurto
Vice President, Group Communications, Aspen
Cecile.locurto@aspen.co
+646.352.2828

Tom Blackwell,
Managing Director, FTI Consulting
Tom.Blackwell@fticonsulting.com
+44 (0) 7515 597 866

About Aspen Insurance Holdings Limited
Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Singapore, Switzerland, the United Kingdom and the United States. For the year ended December 31, 2021, Aspen reported $13.8 billion in total assets, $7.6 billion in gross reserves, $2.8 billion in total shareholders’ equity and $3.9 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A” (“Excellent”) by A.M. Best Company Inc. and an “A-” (Strong) by Standard & Poor’s Financial Services LLC. For more information about Aspen, please visit www.aspen.co.

Cautionary Statement Regarding Forward-Looking Statements:
This communication and other written or oral statements made by or on behalf of Aspen contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made under the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. In particular, statements using words such as “may,” “seek,” “will,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Forward-looking statements reflect Aspen’s current views, plans or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive and other risks, uncertainties and contingencies. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Aspen or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as otherwise required by law.
There are or will be important factors that could cause actual results to differ materially from those expressed in any such forward-looking statements, including, but not limited to, factors affecting future results disclosed in Aspen’s filings with the SEC, including but not limited to those discussed under Item 3D, “Risk Factors” in Aspen’s Annual Report on Form 20-F for the year ended December 31, 2021, each of which is incorporated herein by reference.
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